ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2019, incorporated by reference herein:

Exhibit

99.1     Release dated May 6, 2019, “CHANGES TO THE BOARD OF DIRECTORS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 6, 2019                                                By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

  Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

 CHANGES TO THE BOARD OF DIRECTORS

In compliance with paragraph 3.59(a) of the JSE Limited Listings Requirements, shareholders are advised that Ms Prudence Lebina has been appointed as an independent non-executive director of the Company, with effect from 03 May 2019.

Prudence qualified as a Chartered Accountant in December 2005 after serving her articles at PricewaterhouseCoopers Incorporated. She holds a BCom degree and a Higher Diploma in Accounting from the University of Witwatersrand as well as a Certificate in Business Leadership from Columbia Business School. She is a member of the South African Institute of Chartered Accountants with extensive experience in corporate finance and investor relations in investment banking and the mining industry. She is currently Chief Executive Officer of GAIA Infrastructure Capital Limited.

The board of directors of the Company welcomes Prudence and looks forward to working with her going forward.

Johannesburg

06 May 2019

Sponsor

One Capital